                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               RELM WIRELESS CORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   759525 10 8
                                 (CUSIP Number)


                                  James C. Gale
           126 East 56th Street, 24th Floor, New York, New York 10022,
                                  212-907-0789
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 12, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 759525 10 8                    13D                  Page 2 of 14 Pages

1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.
          Corporate Opportunities Fund (Institutional), L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                         (a) [X]
                                                     (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)  WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)           [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnerships


NUMBER OF           7    SOLE VOTING POWER          2,222,220
SHARES
BENEFICIALLY        8    SHARED VOTING POWER        None
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER     2,222,220
REPORTING
PERSON             10    SHARED DISPOSITIIVE POWER  None
WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,222,220

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)     [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.0%

14   TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 759525 10 8                    13D                  Page 3 of 14 Pages

1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a) [X]
                                                     (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)  WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)           [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnership


NUMBER OF           7    SOLE VOTING POWER          347,746
SHARES
BENEFICIALLY        8    SHARED VOTING POWER        None
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER     347,746
REPORTING
PERSON             10    SHARED DISPOSITIIVE POWER  None
WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          347,746

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)     [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%

14   TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 759525 10 8                 13D                     Page 4 of 14 Pages

1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund (Institutional), L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                          (a) [X]
                                                 (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)  WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)           [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnerships


NUMBER OF           7    SOLE VOTING POWER          1,874,444
SHARES
BENEFICIALLY        8    SHARED VOTING POWER        None
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER     1,874,444
REPORTING
PERSON             10    SHARED DISPOSITIIVE POWER  None
WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,874,444

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)     [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.8%

14   TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 759525 10 8                 13D                    Page 5 of 14 Pages

1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMM Corporate Management, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                          (a) [_]
                                                 (b) [_]


3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)           [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited liability company


NUMBER OF           7        SOLE VOTING POWER          2,222,220
SHARES
BENEFICIALLY        8        SHARED VOTING POWER        None
OWNED BY
EACH                9        SOLE DISPOSITIVE POWER     2,222,220
REPORTING
PERSON              10       SHARED DISPOSITIIVE POWER  None
WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,222,220

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)     [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  23.0%


14   TYPE OF REPORTING PERSON (See Instructions)      OO

CUSIP NO. 759525 10 8                   13D                  Page 6 of 14 Pages

1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sanders Morris Harris Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                          (a) [_]
                                                 (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)

        WC, SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                 [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas


NUMBER OF            7        SOLE VOTING POWER          2,247,220
SHARES
BENEFICIALLY         8        SHARED VOTING POWER        None
OWNED BY
EACH                 9        SOLE DISPOSITIVE POWER     2,247,220
REPORTING
PERSON              10        SHARED DISPOSITIIVE POWER  None
WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,247,220

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)    [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   23.3%


14   TYPE OF REPORTING PERSON (See Instructions)      CO

CUSIP NO. 759525 10 8                  13D                   Page 7 of 14 Pages

1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James C. Gale

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                          (a) [_]
                                                 (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)

        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)           [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF            7        SOLE VOTING POWER          2,267,220
SHARES
BENEFICIALLY         8        SHARED VOTING POWER        None
OWNED BY
EACH                 9        SOLE DISPOSITIVE POWER     2,267,220
REPORTING
PERSON              10        SHARED DISPOSITIIVE POWER  None
WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,267,220

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)    [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   23.5%


14   TYPE OF REPORTING PERSON (See Instructions)      IN

CUSIP NO.  759525 10 8                 13D                  Page 8 of 14 Pages

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.60 par value (the "Common Stock"), of RELM Wireless Corp., a Nevada corporation (the "issuer"), and the warrants (the "Warrants") to purchase Common Stock of the issuer. Each Warrant entitles the holder to purchase one share of Common Stock of the issuer at a price of $1.21 per share. The Warrants are exercisable commencing on February 12, 2003, and expire on February 11, 2006. The principal executive office of the issuer of such securities is located at 7100 Technology Drive, West Melbourne, Florida 32904.

Item 2.  Identity and Background.

     Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. (the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. ("SMH") is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMH required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH. SMH is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation ("SMH Group"). SMH is a registered broker/dealer.

     SMH Group is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 2900, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States. Mr. Gale is a director of the Issuer.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP NO. 759525 10 8                 13D                    Page 9 of 14 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 18, 2002, Corporate Opportunities Fund, L.P. purchased 173,888 units consisting of one share of Common Stock and one Warrant for an aggregate consideration of $156,500 and Corporate Opportunities Fund (Institutional), L.P. purchased 937,222 units consisting of one share of Common Stock and one Warrant for an aggregate consideration of $843,500. The source of these funds was working capital of the Funds. The shares of Common Stock and Warrants were separated upon their issuance on March 21, 2002. During the fourth quarter of 1999, the issuer issued SMH 25,000 shares of Common Stock in exchange for financial advisory services provided by SMH to the issuer.

Item 4.  Purpose of Transaction.

     The Funds acquired 1,111,110 units consisting of one share of Common Stock and one Warrant on March 18, 2002, from Noble International Investments, Inc., the standby underwriter of a rights offering for the issuer. The shares of Common Stock and Warrants were separated upon their issuance on March 21, 2002. The Funds entered into these transactions for general investment purposes. During the fourth quarter of 1999, SMH received 25,000 shares of Common Stock in exchange for financial advisory services provided by SMH to the issuer.

     The Funds review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Mr. Gale, the Chief Investment Officer of the Funds, is a director of the Issuer. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time dispose of all or a portion of the securities of the Issuer held by such person, purchase additional securities of the Issuer, or cease buying or selling shares. Any additional sales or purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO.  759525 10 8                    13D               Page 10 of 14 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                      Aggregate Number        Percentage
          Beneficial Owner            of Shares Owned          of Class

Corporate Opportunities Fund, L.P.        347,776(1)              4.0
Corporate Opportunities Fund
  (Institutional), L.P.                 1,874,444(2)             19.8
Corporate Opportunities Fund, L.P.
 and Corporate Opportunities
 Fund (Institutional), L.P.             2,222,220(3)             23.0
SMM Corporate Management, LLC           2,222,220(4)             23.3
Sanders Morris Harris Inc.              2,247,220(5)             23.3
James C. Gale                           2,267,220(6)             23.5

------------

   (1) Includes currently exercisable warrants to purchase 173,888 shares of common stock.
   (2) Includes currently exercisable warrants to purchase 937,222 shares of common stock.
   (3) Includes currently exercisable warrants to purchase 1,111,110 shares of common stock.
   (4) Includes shares beneficially owned by Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P.
   (5) Includes shares beneficially owned by SMM Corporate Management, LLC.
   (6) Includes shares beneficially owned by SMM Corporate Management, LLC and options to purchase 25,000 shares that are currently exercisable.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A or A-1 in response to
Item 2 do not beneficially own any shares of Common Stock of the Issuer.

     (c) The following transactions with respect to the Common Stock of the Issuer were effected within the last 60 days by the following named Reporting
Persons:

                  None

     (d) The Funds have the right to receive all dividends on the Common Stock.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

CUSIP NO. 759525 10 8                    13D                Page 11 of 14 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit   Title

 A        Joint Filing Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2003

                              Corporate Opportunities Fund, L.P.
                              Corporate Opportunities Fund
                                    (Institutional), L.P.

                              By: SMM Corporate Management, LLC


                              By      /s/ James C. Gale
                                 ----------------------------------------
                                 James C. Gale, Manager


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 759525 10 8                  13D               Page 12 of 14 Pages

                                                                      Appendix A

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation or Employment;
Name                                       Business Address
----                                       ----------------

Ben T. Morris                President, Chief Executive Officer, and Director
George L. Ball               Chairman of the Board
Robert E. Garrison II        Director, President of Sanders Morris Harris Group
Don A. Sanders               Chairman of the Executive Committee
Titus H. Harris, Jr.         Executive Vice President
Richard C. Webb              Executive Vice President
Anthony J. Barton            Executive Vice President
Peter M. Badger              President of Fixed Income Division
Richard D. Grimes            Executive Vice President
Howard Y. Wong               Chief Financial Officer and Treasurer
Sandy Williams               Secretary

CUSIP NO. 759525 10 8                13D                 Page 13 of 14 Pages

                                                                    Appendix A-1

                       Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation or Employment;
Name                                     Business Address
----                                     ----------------

George L. Ball               Director and Chairman of the Board
Ben T. Morris                Director and Chief Executive Officer
Robert E. Garrison II        Director and President
Don A. Sanders               Director, Vice Chairman
Titus H. Harris, Jr.         Director, Executive Vice President of SMH
Donald R. Campbell           Director, retired
W. Blair Waltrip             Director, private investor
John H. Styles               Director, private investor
Nolan Ryan                   Director, private investor
Dan S. Wilford               Director, President and CEO of Memorial Hermann
                                Healthcare System
Stephen M. Reckling          Chairman and CEO of Pinnacle Management & Trust Co.
Rick Berry                   Chief Financial Officer

CUSIP NO. 759525 10 8              13D                      Page 14 of 14 Pages

                                                                       Exhibit 1

                       Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: February 14, 2003

Signatures:



SMM Corporate Management, LLC

By     /s/ James C. Gale
   ----------------------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Harris Inc.


By     /s/ James C. Gale
   ----------------------------------
Name: James C. Gale
Title: Managing Director


       /s/ James C. Gale
 ------------------------------------
           James C. Gale